September 4, 2008

Mr. Daniel Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628.

Re:	Thomas Weisel Partners Group, Inc. Form 10-K for the year ended December 31, 2007 Filed 3/17/08 Form 10-Q for the quarter ended March 31, 2008 Filed 5/12/08 File No. 001-51730

Dear Mr. Gordon:

On behalf of Thomas Weisel Partners Group, Inc. (the “Company” or “we”), we have set forth below responses to the comments set forth in your letter, dated July 17, 2008, relating to the Form 10-K and Form 10-Q referenced above.

For ease of reference, we reproduce below the relevant comments, and include the response under the comments.

Form 10-K for the year ended December 31, 2007

Note 6 - Investments in Partnerships and Other Securities, page F-16

1.
You disclose that in November 2005 you completed a transaction pursuant to which the responsibility for management and operations of certain of your private equity funds, including Thomas Weisel Capital Partners, L.P., and affiliated funds (TWCP) was assumed by a new general partner owned by former employees of your company who had been actively involved in the management of those funds. You also disclose that you recorded a loss of approximately $2.3 million in the year ended December 31, 2005 which included payments to your former employees and certain transaction-related expenses that you agreed to assume in connection with the transfer of the management responsibility of TWCP. Please tell us how this transaction affected the fair value of your investment in TWCP since it no longer includes management rights.

Mr. Daniel Gordon	-2-

Prior to the transaction, we were the sole general partner in Thomas Weisel Capital Partners, L.P. and affiliated funds. Pursuant to the respective limited partnership agreements, as sole general partner, we were required to perform management services which included, but were not limited to, maintaining records and accounts of operations and expenditures of the partnerships, making distributions to the partners in cash or otherwise, and making all elections, investigations, etc., that might have been necessary or desirable for the acquisition, management or disposition of investments by the partnership. As consideration for providing such services to the partnership, we received a management fee which was generally payable in cash on a quarterly basis. In addition, and similar to the limited partners, we maintained an investment in the partnerships, or “partnership interest”. The partnership interest was our proportionate share of investments, gains, losses and expenses of the partnership. The partnership agreements set forth the provisions for management fees and partnership investments separately and, accordingly, we accounted for our management fee separate from our partnership interest.

With respect to our partnership interest in Thomas Weisel Capital Partners L.P. and affiliated funds, we did not consider the management rights, and the corresponding management fee payable in cash on a quarterly basis, in determining fair value prior to the transaction because doing so would have resulted in our recognizing revenue before the related management services were performed. We considered the management arrangement to be separate and apart from our partnership interest, resulting in the bifurcation of the management fee and the partnership interest. As a consequence of the transaction, we transferred the responsibility for the management and operations of the private equity funds to the new general partner and became a non-managing general. We also maintained our partnership interest, which we continued to record at fair value. This transaction supported our position that the management arrangement and the partnership interest were substantively separate. Therefore, the transaction itself did not affect the fair value of our investment.

Note 8 - Related Party Transactions, page F-18

2.
You disclose that in June 2007 two employees entered into agreements with you that provide for the repayment of certain loans by repurchase by you of shares of your company’s common stock held by the employees if the loans have not already been paid by December 31, 2008. You also disclose that as a result of these agreements, you reversed the previously established reserve of $790,000. Please tell us how you determined that it was appropriate to release the entire amount of the reserve. Please discuss the number of shares owned by the employees. Please also tell us how you determined the appropriate accounting treatment for these loans and the repayment agreement and tell us the accounting guidance that you relied upon.

Mr. Daniel Gordon	-3-

Upon entering into the Stock Purchase Agreements (“Agreements”) with the employees, we first evaluated whether the Agreements should be accounted for as (1) the creation of a new debt instruments and the extinguishment of the original debt instruments or (2) the continuation of the original debt instruments (as modified). In order to make this determination, we considered guidance provided under the Emerging Issues Task Force Issue No. 01-7, Creditor’s Accounting for a Modification or Exchange of Debt Instruments (“EITF 01-7”). Paragraph 6 of EITF 01-7 states:

… a modification of a debt instrument should be considered more than minor under paragraph 13 of Statement 91 if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.

The employees were required to repay to the Company 100% of the outstanding amount due on the loans we previously made to them pursuant to the loan agreements. Under the terms of the Agreements, to secure the source of the payment, the employees agreed to transfer to us the number of shares of our common stock having a fair value necessary to repay to us the outstanding amount due on the loans if the loans were not repaid by other means by an agreed upon date.

Based on these terms and guidance provided under EITF 01-7, the modification made to the loan agreements by the Agreements are not considered “more than minor” and therefore do not constitute the creation of new debt but rather the continuation of the original debt agreement.

In addition, due to the fact that prior to entering into the Agreements we recorded an allowance against the employee loan receivable balances, we needed to determine the appropriate accounting treatment of the loan balances and related reserves subsequent to entering into the Agreements. In order to make this determination, we considered guidance provided under Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan an amendment of FASB Statements No. 5 and 15 (“FAS 114”). According to FAS 114, paragraph 16:

Subsequent to the initial measurement of impairment, if there is a significant change (increase or decrease) in the amount or timing of an impaired loan’s expected future cash flows, or if the actual cash flows are significantly different from the cash flows previously projected, a creditors shall recalculate the impairment by applying the procedures specified in paragraphs 12-15 [of FAS 114] and by adjusting the valuation allowance.

We performed the following evaluation to determine if there was a significant change in the amount of the impaired loans’ expected future cash flows:

Mr. Daniel Gordon	-4-

1. Determination of Previously Reserved Amount. As of June 28, 2007 (the date of the Agreements), the employees had the following outstanding loan amounts due to us. Such balances represented the amounts that the employees will repay with the sale and transfer of our common stock. The amount was fully reserved as of June 28, 2007.

Outstanding Loan and Accrued Interest
Employee 1	$438,076.41
Employee 2	$455,269.88

2. Determination of Whether the Agreements Would Provide Sufficient Funds to Repay the Company. On June 28, 2007, our closing stock price was $16.77. Based on the number of shares owned by each employee (detailed below), the value of the shares owned on June 28, 2007 was as follows:

	Number of Shares	Value of Shares
Employee 1	122,558	$2,055,297.66
Employee 2	103,548	$1,736,499.96

Based on the above, we determined that as of June 30, 2007 both employees had sufficient funds available to them through the sale of our common stock held by them to be able to repay the outstanding receivable, including both the loan amount and the unpaid interest, in full. Therefore, we determined that there was a significant increase in the amount of the previously impaired employee loans’ future cash flows and, based on the guidance under FAS 114, we reversed the previously established reserve related to these loans upon entering into the Agreements.

On a quarterly basis, we perform an analysis to ensure that, based on our current stock price, the employees continue to have sufficient funds available to repay the total outstanding balances. Such analysis provided the following results subsequent to the initial reversal of the reserve at June 30, 2007:

	Value of Shares
	Q3 2007	Q4 2007	Q1 2008	Q2 2008
Stock Price	$14.51	$13.73	$6.62	$5.47
Employee 1	$1,778,316.58	$1,682,721.34	$811,333.96	$670,392.26
Employee 2	$1,502,481.48	$1,421,714.04	$685,487.76	$566,407.56

Our current stock price on September 3, 2008 was $6.95.

Mr. Daniel Gordon	-5-

Note 14 - Income Taxes, page F-26

3.
You disclose that during the three months ended March 31, 2006, you recognized a one-time tax benefit upon conversion to a corporation in connection with the establishment of your deferred tax asset balances, partially offset by a valuation allowance of $9.9 million. You state that the valuation allowance was recorded because management at that time concluded that a portion of the deferred tax benefit, which resulted from unrealized capital losses, more likely than not would not be realized due to the uncertainty of your ability to generate future capital gains to offset such capital losses. Based on the performance of the underlying investments in your investments in partnerships during the year ended December 31, 2006, you decided to reduce the valuation allowance by $8.5 million. However, on page 51 of your Form 10-K for the year ended December 31, 2006, you disclose that as of December 31, 2006 you had net unrealized capital losses on your investment partnerships. Therefore, there does not seem to be enough positive evidence to support a reversal of a majority of your valuation allowance since you still had net unrealized capital losses on your investment partnerships. Furthermore, it also does not seem reasonable to rely on such a limited amount of time (nine months) to observe improved performance of your investments. Please explain.

In our initial public reporting for the period ended March 31, 2006, we established a valuation allowance of $9.9 million related to 100 percent of the deferred tax asset attributable to net unrealized capital losses on capital investments in investment partnerships. SFAS 109, Income Taxes, (SFAS 109) requires the application of the more likely than not standard for the recognition of a valuation allowance related to deferred tax assets. We had to assess both the positive and negative evidence in concluding the need for a valuation allowance and concluded that under SFAS 109, the negative evidence outweighed the positive evidence, and the more likely than not threshold was not met because of uncertainty surrounding the generation of future capital gains.

Prior to the initial public offering (“IPO”), the Company was organized in a partnership form whereby all income and loss items were allocated and reported to the partners in accordance with the partnership agreement. As of the date of the IPO, the partnership was converted into a corporation. As a newly formed corporation, the Company did not have any ability to carryback net operating or capital losses. (Net operating losses can generally be carried back 2 years and carried forward 20 years. Capital losses can be carried back 3 years and carried forward 5 years). Additionally, capital losses can only be used to offset capital gains. The reported valuation allowance of $9.9 million was solely established for the net unrealized capital losses because of the uncertainty surrounding the generation of future capital gains that would allow for the utilization of these capital losses.

Mr. Daniel Gordon	-6-

During the year ended December 31, 2006, we had significant realized and unrealized gains from our investments in partnerships which reduced the deferred tax asset on the net unrealized capital losses by $8.5 million to $1.4 million. We reduced our valuation allowance by a like amount. As of December 31, 2006, we had net unrealized capital losses of approximately $3.3 million, which yielded a net deferred tax asset of $1.4 million. We maintained a 100 percent valuation allowance of $1.4 million with respect to this deferred tax asset as of December 31, 2006.

Form 10-Q for the quarter ended March 31, 2008

Liquidity and Capital Resources, page 23

4.
We note that as of March 31, 2008 you held $10.1 million in auction rate securities. In January 2008, you sold a substantial portion of your ARS holdings through the normal auction process, but liquidity issues in the global credit markets resulted in failure of auctions for your ARS after that. You disclose that as a result of the auction failures, you evaluated the credit risk and compared the yields on your ARS to similarly rated municipal issues and determined that your ARS only had a fair value decline of $0.2 million during the three months ended March 31, 2008. Please tell us and in future filings disclose the key assumptions you used in your valuation model.

Our valuation of the auction rate securities assessed the credit and liquidity risks associated with the securities and determined their fair values based on a discounted cash flow analysis. Key assumptions of the discounted cash flow analysis included the following:

1.	Coupon Rate - The average interest rate paid on the securities from January to March 2008 ranged from 3.7% to 6.4%.

2.
Discount Rate - Eight scenarios were constructed based on spreads over the AAA Municipal General Revenue Curve. The initial spread in each scenario was 475 bps and adjusted down to 65 bps over periods of time ranging from eight to 16 quarters. The discount rates used for the various scenarios constructed ranged from 5.6% to 7.0% and averaged approximately 6.5%.

3.
Timing of Liquidation - The liquidation was assumed to occur under each scenario when the coupon rate exceeded the discount rate. The timing of liquidation ranged from 0.25 to 3.5 years under the various scenarios constructed.

Based on the results of the discounted cash flow analysis using the key assumptions described above and equally weighting the eight scenarios constructed, we determined that the fair value of the Company’s auction rate securities had declined $236,000 during the three months ended March 31, 2008.

Mr. Daniel Gordon	-7-

In future filings, we will disclose the key assumptions used in our valuation model.

Note 2 - Acquisitions, page 5

5.
You disclose that you calculated the purchase price of the Westwind acquisition using the average closing price of your common stock over a five day period starting two days prior to the acquisition announcement date of October 1, 2007 and ending two days after the announcement date. We note that you used this stock price for all of the shares issued in conjunction with this acquisition, including common shares of your company and exchangeable shares issued by your Canadian subsidiary. Please tell us what consideration you gave to the restrictions on the exchange of the shares and also on the transfer of the shares (as disclosed in your response letter to us dated June 24, 2008) when determining the fair value of the consideration given in the transaction.

By way of background, in connection the Westwind acquisition an aggregate of 7,009,112 exchangeable shares and shares of Company common stock were issued to Westwind shareholders, with the determination of whether to receive common stock or exchangeable shares made by each Westwind shareholder. The most significant factor for each shareholder in determining whether to receive exchangeable shares or shares of common stock was related to income tax issues. In particular, Canadian taxpayers who held their Westwind shares outside of a tax deferred investment account (i.e., outside the Canadian equivalent of an IRA or 401(k) account) were able to defer the recognition of capital gains taxes on the disposition of their Westwind shares resulting from the transaction by receiving exchangeable shares (with the result that the capital gains were deferred until such time as they elected to exchange such exchangeable shares for common stock). Conversely, Westwind shareholders who were either (i) not Canadian taxpayers or (ii) Canadian taxpayers who held their Westwind shares in a tax deferred investment account, were in most cases not required to recognize a capital gain as a result of the Westwind acquisition and, accordingly, most elected to receive shares of common stock rather than exchangeable shares.

In response to Comment #5, at the time we made our determination we considered the restrictions on the exchange and transfer of shares and determined that they did not affect the fair value of such shares with respect to the transaction based upon (i) the guidance in Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), paragraphs 7 through 14 and, more specifically, paragraphs A28 through A30, and (ii) the facts and circumstances described below. Under FAS 157 a legal or contractual restriction on the sale or use of an asset should be incorporated in the asset's fair value measurement if the restriction is an attribute of the asset (i.e., the restriction is instrument-specific) and would transfer to market participants. Stated differently, FAS 157 provides that an entity should only consider the effect of a restriction on the sale or use of an asset if market participants would consider the effect of the restriction in pricing the asset. Entity-specific restrictions that would not transfer to market participants should not be considered in determining the fair value of the asset. In accordance with FAS 157, we should only consider the effect of a restriction on the sale or use of an asset if market participants would consider such effect in pricing the asset in its principal market and for the reasons described below, we do not believe that they would.

Mr. Daniel Gordon	-8-

Securities Law and Contractual Restrictions on Transfer

As noted in our June 24, 2008 letter, the common stock and exchangeable shares issued in connection with the completion of the Westwind transaction were not registered under the Securities Act of 1933 and are also subject to contractual restrictions on transfer. The resulting securities law and contractual restrictions on transfer, however, would not generally be expected to be applicable to market participants who may ultimately purchase these shares from the individuals who originally received them in connection with the completion of the Westwind transaction.

With respect to securities law restrictions on transfer, any sale or transfer of exchangeable shares or common stock issued in connection with the completion of the Westwind transaction is generally expected to occur under one of the following circumstances:

•
with respect to exchangeable shares, as explained in our letter of June 24, 2008, a sale would be carried out by exchanging such shares for shares of common stock and immediately selling those shares of common stock pursuant to the S-3 registration statement that is the subject of our June 24 letter once it becomes effective or another effective registration statement; or

•
with respect to shares of common stock issued directly to former Westwind shareholders at the closing of the Westwind transaction in reliance on Section 3(a)(10) of the Securities Act of 1933, sales generally may be carried out without regard to Rule 144 under the Securities Act, other than in the case of shares held by affiliates, who may sell in accordance with the safe harbor set forth in Rule 144, if available, or pursuant to a registration statement filed for such purpose pursuant to the “demand” or “piggyback” registration rights described in our June 24, 2008 letter.

Mr. Daniel Gordon	-9-

Although other private re-sales or transfers are arguably possible, under the above-described circumstances, which we believe are those most likely to constitute the circumstances under which a sale or transfer occurs, the market participant who is the purchaser of such shares would, as a general matter, not be legally restricted from freely transferring them in the marketplace.

With respect to contractual restrictions on transfer, subject to the limited exceptions described below, any sale or transfer of exchangeable shares or common stock issued in connection with the completion of the Westwind transaction would not result in the purchaser or transferee being subject to such contractual restrictions because:

•	such sale or transfer occurs after the contractual restriction has lapsed on February 7, 2011, in which case no continuing contractual restriction would apply to the purchaser or transferee;

•
such sale or transfer is made pursuant to the “demand” or “piggyback” registration rights described in our June 24, 2008 letter, in which case no continuing contractual restriction would apply to the purchaser or transferee;

•
such sale or transfer is made following the termination of employment of the shareholder due to death or disability, in which case no continuing contractual restriction would apply to the purchaser or transferee; or

•	such sale or transfer is made following a change of control of the Company, in which case no continuing contractual restriction would apply to the purchaser or transferee.

With respect to transfer made prior to February 7, 2011, the two limited circumstances under which a transferee would be subject to continuing contractual restrictions on transfer are outlined below, however, both are narrow in scope and, where volitional, are subject to prior approval of a committee designated by the Company’s board of directors:

•
transfers pursuant to a will or the laws of descent and distribution are permitted at any time, but would require the transferee to agree to the same contractual restrictions that apply to the deceased transferor; and

•
transfers to family members, trusts for the exclusive benefit of family members and/or charitable institutions qualified as tax exempt under Section 501(c)(3) of the Internal Revenue Code or that are a “registered charity” within the meaning of the Canadian Income Tax Act or a corporation that exists exclusively for the benefit of one or more of the above are permitted at any time, but would require both that (i) the transferee to agree to the same contractual restrictions that apply to the transferor and (ii) the consent of a committee designated by the Company’s board of directors be obtained.

Mr. Daniel Gordon	-10-

Other than these two limited exceptions, as a general matter the securities law and contractual restrictions on transfer that apply to the individuals who originally received these shares of common stock and exchangeable shares would not be expected to be applicable to market participants who may ultimately purchase these shares from them and, therefore, market value determined over the five-day period described above was the appropriate value to ascribe to the shares issued in the Westwind transaction.

Restrictions on the Exchange of Exchangeable Shares

As noted in our June 24 letter, holders of exchangeable shares have agreed to limit their exercise of exchange rights to a time when a registration statement with respect to the underlying common stock is effective. As noted in that letter, we expect that a holder would likely exchange shares only when the holder intends to dispose of the underlying shares of common stock. As a result, we do not expect that exchangeable shares would themselves be transferred and, therefore, we would not generally expect that this contractual restriction on exercise of the exchange right would apply to any transferee. That stated, to the extent a transfer of exchangeable shares did occur, only in the two exception circumstances described above would the transferee be required to become subject to the contractual restrictions on the exchange of exchangeable shares.

As a result, for the same reasons as set forth above under “Securities Law and Contractual Restrictions on Transfer”, contractual restrictions on the exchange of exchangeable shares that apply to the individuals who originally received these exchangeable shares would not generally be expected to be applicable to market participants who may ultimately purchase the underlying common shares from them and, therefore, market value determined over the five-day period described above was the appropriate value to ascribe to the shares issued in the Westwind transaction.

Cost of Registering Shares of Common Stock

As noted above, any transfer of exchangeable shares is expected to be carried out by exchanging such shares for shares of common stock and immediately selling those shares of common stock. Also as noted above, the shares of common stock to be issued upon exchange of these exchangeable shares will be subject to securities law restrictions on transfer unless and until these shares of common stock are sold in accordance with the SEC’s Rule 144 or are registered under the Securities Act of 1933.

We contractually committed to file a registration statement with respect to the shares of common stock to be issued upon the exchange of exchangeable shares and to subsequently have such registration statement declared effective and maintain such effectiveness for prescribed periods of time.

Mr. Daniel Gordon	-11-

In accordance with paragraph 24 and A9 of SFAS 141, Business Combinations, “a company issuing unregistered equity securities in a business combination with an agreement for subsequent registration shall record those securities at the fair value of its registered securities less an estimate of the related registration costs.” As the cost of registering these securities is approximately $160,000 and not considered material, we did not reduce the fair of the securities issued in computing the fair value of shares issued to Westwind shareholders.

Note 10 - Earnings (Loss) Per Share, page 12

6.
We note that you included the exchangeable shares issued by your Canadian subsidiary in your basic earnings per share calculation. Please tell us how you determined that it was appropriate to include these shares in the denominator of your basic EPS calculation. For reference, please see SFAS 128.

We believe that the exchangeable shares issued by our Canadian subsidiary as a result of the Westwind acquisition represent a common equivalent interest in Thomas Weisel Partners Group, Inc. as opposed to an ownership interest in a subsidiary entity and are issuable for no cash consideration. Accordingly, pursuant to the guidance in paragraph 10 of SFAS 128, Earnings Per Share, these shares would be considered outstanding common shares and included in the computation of basic EPS. This belief is based on the following characteristics of the exchangeable shares:

(1)
Exchangeability - The exchangeable shares are generally exchangeable at any time (subject only to the restrictions on exchange described in the response to Comment 5 above), at the option of the holder, on a one-for-one basis for corresponding shares of our common stock.

(2)
Voting Rights - Each exchangeable share is entitled, through a voting trust holding a share of preferred stock issued by us, to one vote on the same basis and in the same circumstances as one corresponding share of our common stock.

(3)
Dividend Rights - If a dividend is declared with respect to our common stock, each exchangeable share is also entitled to receive dividends in an amount and in a form equivalent to that paid with respect to each share of common stock.

Mr. Daniel Gordon	-12-

(4)
Liquidation Rights - In the event of the liquidation, dissolution or winding up of the Canadian subsidiary, the holder will have preferential rights to receive from the Canadian subsidiary for each exchangeable share held, a share of Thomas Weisel Partners common stock plus the amount of all declared and unpaid dividends, if any, on that exchangeable share.

The exchangeable shares have the same rights and all of the risks and rewards associated with ownership in the common stock of the Company. In addition, the exchangeable shares do not have any contingencies or service requirements that are required to be met.

We determined that the exchangeable shares represent a common equivalent interest in Thomas Weisel Partners Group, Inc. Therefore, these shares should be considered the equivalent of common stock issued directly by us. As such, our computation of basic earnings per share included the exchangeable shares from the date of the Westwind acquisition.

* * *

In connection with our responses set forth above, Thomas Weisel Partners Group, Inc. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings made under the Securities Exchange Act of 1934;

•
SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to its filings made under the Securities Exchange Act of 1934; and

•	It may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Daniel Gordon	-13-

If you have any questions or comments concerning the matters discussed above, please call me at (415) 364-7012.

Very truly yours,

/s/ Ryan Stroub

Ryan Stroub
Chief Accounting Officer

cc:	Thomas Weisel, CEO
Shaugn Stanley, CFO
Mark P. Fisher, General Counsel
(Thomas Weisel Partners Group, Inc.)